

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

<u>Via E-mail</u>
Chenxi Shi
Chief Executive Officer
M & A Holding Corp.
205-4625 Evergreen Lane
Delta, BC V4K 2W6 Canada

> **Re: M & A Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 19, 2015**
> **File No. 333-201360**

Dear Mr. Shi:

We have reviewed your amended registration statement and response letter dated March 19, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. Noting your disclosure on page iv that the shares will be sold at prevailing market prices if the shares are quoted on the OTCBB, please revise your statements on page iii to make clear that the fixed price of $0.01 may not be the share price for the duration of the offering.

2. Please revise to limit the cover page to a single page. In this regard, please move the underlined capitalized disclosures at the bottom of page iii to a page after the cover page. In addition, combine the third paragraph on page iii with the first full paragraph on page iv to be the third paragraph on page iii.

Risk Factors

Company to Continue as a Going Concern for a Reasonable Period of Time, page 6

3. We note your disclosure with respect to your net losses and the fact that your auditor has expressed substantial doubt as to your ability to continue as a going concern. Please revise to include this information in the Prospectus Summary.

Plan of Distribution

Shares Offered by the Selling Shareholders, page 12

4. Please revise the third to last paragraph to state that the selling shareholders are deemed to be underwriters.

Description of Business, page 14

5. With regard to the services planned as outlined in the second full paragraph on page 14, revise to disclose for each service when you expect to offer the service, the cost to be able to offer the service and what you will need to accomplish to offer the service. For example, you state that you plan to offer financial and accounting resources. For this service, disclose when you expect to be able to offer this service and the expected cost to offer the service, such as, signing contracts with accountants to perform the services, hiring personnel, etc. If no costs are anticipated, so state.

Exhibit 5.1

6. We note your response to comment 8 of our letter dated January 29, 2015 and reissue. It does not appear that you have filed a revised opinion with your amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney